

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2020

Frank Haluska
Chief Executive Officer
Anchiano Therapeutics Ltd.
5 Kiryat Hamada St.
P.O. Box 45032
Jerusalem, 9777401, Israel

  Re: Anchiano Therapeutics Ltd.
    Preliminary Proxy Statement on Schedule 14A
    Filed March 30, 2020
    File No. 001-38807

Dear Dr. Haluska:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Anna T. Pinedo